

05006548

1 March 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SUPPL

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR

Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975

www.icap.com

H:\secretarial\Kathryn\SEC Filings\US SEC Filings HFB.doc

Registered Office as above

ICAP PLC - Director Shareholding

RNS Number:1968J

ICAP PLC
01 March 2005

ICAP plc ("the Company")

Director's Shareholding

Mr Michael Spencer, Group Chief Executive Officer, has today exercised an under the ICAP 1998 Sharesave Scheme to subscribe for 47,940 shares at a p of 35.2p per share. He retains these shares and now has an interest in 99 ICAP shares registered in his own name.

In addition, by Schedule 13 of the Companies Act 1985, he is deemed to be interested in 125,545,705 (20.75%) ICAP shares held by INCAP Finance B.V. ("IFBV"), 5,223,855 (0.86%) ICAP shares held by IPGL Limited ("IPGL") and 50,000 ICAP shares held by a trust fund of which his children are benefici

Mr and Mrs Michael Spencer own approximately 46.70% of IPGL which in turn 100% of IFBV.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEASDFESPSEFE

ICAP PLC - Outcome of Patent Case

RNS Number:9264I

ICAP PLC
23 February 2005

Jury finds that eSpeed patent invalid

London, February 23, 2005 - ICAP plc (IAP.L), the world's largest interdea
broker announced the outcome of the patent infringement case brought by eS
against two ICAP Group companies.

In the United States District Court for the District Of Delaware, which ha
hearing the patent infringement claim for the last two weeks, the jury in
case found that the eSpeed's patent is invalid.

The judge had previously ruled that ICAP's BrokerTec platform does not inf
eSpeed's patent and that the ICAP Group companies, including Garban LLC, w
not face any liability for damages.

Michael Spencer, Group CEO of ICAP commented, "We are delighted with the o
of this case. The jury has found that eSpeed's patent is invalid and we lo
forward to the judge's decision on whether the patent was acquired by
inequitable conduct.

This is a great result for everyone trading US Treasury products.

ICAP provides the most liquid electronic broking venues in the US Treasury
market through the BrokerTec and Garban platforms. ICAP's combined voice a
electronic market share overall in US Treasury products was estimated to e
60% in the fourth quarter of 2004, compared with a 46% share in the same p
of 2003."

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisiti
the BrokerTec fixed income securities businesses is the world's leading
electronic broker of fixed income securities with a daily average transact
volume in excess of US$800 billion, more 50% of which is electronic. The G
is active in the wholesale market for OTC derivatives, fixed income securi
money market products, foreign exchange, energy, credit and equity derivat

ICAP's electronic broking footprint is much more extensive than any other
and currently includes active and off-the-run US Treasuries, Bills, Notes,
Bonds, Strips, TIPS and Basis trading as well as Agencies and Mortgages;
European, UK, Australian, Japanese and South African government bonds; US$
euro repurchase agreements; Eurobonds and credit derivatives; short dated
interest rate swaps (EONIA) and forward foreign exchange.

Contacts:

Mike Sheard Director of Corporate Affairs (44) 20 7050 7103

Ivette Collazo ICAP North America (1) 201 209 7831

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ICAP PLC - ICAP Electronic Volume

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RNS Number:5525I

ICAP PLC
14 February 2005

ICAP's daily electronic transaction volumes exceed US$500bn

London, February 14, 2005 - ICAP plc (IAP.L), the world's largest interdea
broker announced that transaction volumes on its electronic broking platfo
for the first time exceeded US$500 billion* in a single day on 10 February

In the key US Treasury market, ICAP estimates that its combined voice and
electronic market share in US Treasury products have exceeded 60% for the
quarter on 2004, compared with over 46% share in the same period of 2003.

Michael Spencer, ICAP's Group Chief Executive Officer said, "For the first
ICAP's electronic transaction volumes exceeded US$500 billion* in a single
This compares with average daily volumes of about US$210 billion when ICAP
bought BrokerTec in May 2003 and has been achieved by building critical ma
wide range of liquid interest rate and credit products. We continue to
experience a rapid acceleration of electronic transactions across many mar

ICAP's electronic broking footprint in fixed income products is much more
extensive than any other broker and currently includes active and off-the-
Treasuries, Bills, Notes, Bonds, Strips, TIPS and Basis trading as well as
Agencies and Mortgages; European, UK, Australian, Japanese and South Afric
government bonds; US$ and euro repurchase agreements; Eurobonds and credit
derivatives; short dated euro interest rate swaps (EONIA) and forward fore
exchange.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisiti
the BrokerTec fixed income securities businesses is the world's leading
electronic broker of fixed income securities with a daily average transact
volume in excess of US$850 billion, more than 50% of which is electronic.
Group is active in the wholesale market for OTC derivatives, fixed income
securities, money market products, foreign exchange, energy, credit and eq
derivatives.

* For comparison purposes the volume data in this press release counts one
of each transaction

Contacts:

Mike Sheard Director of Corporate Affairs (44) 20 7050 7

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ICAP PLC - ICAP Electronic Volume

RNS Number:5536I

ICAP PLC
14 February 2005

Re : ICAP Electronic Volume, released 08.00, 14- Feb-05, Number 55251.
Correction to first paragraph -

should read '...first time exceeded US$500 billion* in a single day on 10 February 2005.'

ICAP's daily electronic transaction volumes exceed US$500bn

London, February 14, 2005 - ICAP plc (IAP.L), the world's largest interdea broker announced that transaction volumes on its electronic broking platfo for the first time exceeded US$500 billion* in a single day on 10 February

In the key US Treasury market, ICAP estimates that its combined voice and electronic market share in US Treasury products have exceeded 60% for the quarter on 2004, compared with over 46% share in the same period of 2003.

Michael Spencer, ICAP's Group Chief Executive Officer said, "For the first ICAP's electronic transaction volumes exceeded US$500 billion* in a single This compares with average daily volumes of about US$210 billion when ICAP bought BrokerTec in May 2003 and has been achieved by building critical ma wide range of liquid interest rate and credit products. We continue to experience a rapid acceleration of electronic transactions across many mar

ICAP's electronic broking footprint in fixed income products is much more extensive than any other broker and currently includes active and off-the- Treasuries, Bills, Notes, Bonds, Strips, TIPS and Basis trading as well as Agencies and Mortgages; European, UK, Australian, Japanese and South Afric government bonds; US$ and euro repurchase agreements; Eurobonds and credit derivatives; short dated euro interest rate swaps (EONIA) and forward fore exchange.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisiti the BrokerTec fixed income securities businesses is the world's leading electronic broker of fixed income securities with a daily average transact volume in excess of US$850 billion, more than 50% of which is electronic. Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and eq derivatives.

* For comparison purposes the volume data in this press release counts one

of each transaction

Contacts:

Mike Sheard	Director of Corporate Affairs	(44) 20 7050 7103
Ivette Collazo	ICAP North America	(1) 201 209 7831

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ICAP PLC - Director Shareholding

RNS Number:4102I

ICAP PLC
09 February 2005

ICAP plc ("the Company")

Director's Shareholding

Following the maturity of an award, made under the United Business Media p
Senior Executive Equity Participation Plan, Steve McDermott acquired 11,19
related ICAP plc ordinary shares of 10p each on 8 February 2005 at no cost

Steve McDermott is now interested in 92,640 ordinary shares of 10p each
representing 0.015% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEADANEEASEFE